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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For                   PRESS RELEASE ISSUED ON JANUARY 9, 2003

        QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.)

(Translation of Registrant's Name into English)

                  612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

                  (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                                                         Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                                         No ☒

QUEBECOR WORLD INC.
(Formerly known as Quebecor Printing Inc.)
Filed in this Form 6-K

         Documents index

1.
Press Release issued on January 9, 2003 (#01/03)

January 9, 2003	01/03
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES NEW CONTRACT WINS IN LATIN AMERICA

Montreal, Canada — Quebecor World Inc.'s (NYSE; TSX: IQW) Latin American business continues to grow as the Company develops new partnerships and builds on relationships with our North American and European customers. Quebecor World is pleased to announce several new agreements with existing customers who are expanding their business in Latin America including Telefónica de España, Reader's Digest, Avon and Abril.

Quebecor World signed a long-term agreement with Telefónica de España to print directories in Brazil, Chile, Argentina and Peru. The total value of this agreement may exceed $40 million. Quebecor World will produce white and yellow page directories at its facilities in Brazil, Peru, Argentina and Chile. The annual volume, in excess of 9 billion printed pages, represents approximately half the number of directory pages Quebecor World prints in Canada.

"This agreement builds on our partnership with Telefónica in Europe where we print their directories in Spain," said Guy Trahan, President, Quebecor World Latin America. "European companies such as Telefónica are choosing Quebecor World Latin America because they know we have the expertise and the platform to produce a top quality product for their customers throughout the region."

Quebecor World has also concluded a multi-year agreement to print magazines for Reader's Digest. These monthly, quarterly and special edition magazines will be distributed to Reader's Digest customers in Peru, Colombia, Ecuador, Venezuela, Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica and Panama. The work will be produced at Quebecor World's facility in Lima, Peru. Quebecor World also produces books for Reader's Digest in Mexico.

Under a new agreement with Avon, Quebecor World is now manufacturing all of its catalogs for distribution in Peru, Chile and Bolivia. The work is produced at Quebecor World's facilities in Peru and Chile.

For immediate release

"We are eager to expand our business with Avon," said Mr. Trahan. "They are a valued customer of ours in North America and Europe and this latest agreement further solidifies this relationship and will help Avon reach even more customers in the Latin American market."

Finally, in December, Quebecor World Latin America signed a long-term contract to print Editora Abril's sheet-fed printed products in Brazil. This agreement covers inserts and short-run sections for the monthly magazines that Abril prints in Sao Paulo. Quebecor World and Editora Abril, Brazil's largest magazine publisher, have had a close working relationship for several years and in 2000 signed an agreement for Quebecor World to produce Abril's publications in the North East of Brazil at a specially constructed plant in Recife.

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 40,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact

Jeremy Roberts
Vice-President,
Corporate Finance and
Investor Relations
Quebecor World Inc.
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Communications
Quebecor World Inc.
(514) 877-5317
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ CHRISTIAN M. PAUPE Name: Christian M. Paupe Title: Executive Vice President, Chief Administrative Officer and Chief Financial Officer

Date: January 9, 2003

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QUEBECOR WORLD INC. (Formerly known as Quebecor Printing Inc.) Filed in this Form 6-K
QUEBECOR WORLD ANNOUNCES NEW CONTRACT WINS IN LATIN AMERICA
SIGNATURES